 =======================================================================================================================================

SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

_______________

FORM 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

Date:       September 3, 2002

NATIONAL GRID GROUP plc

(Registrant’s Name)

15 Marylebone Road
London
NW1 5JD
(Registrant’s Address)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F            [X]                                    Form 40-F            [      ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3- 2(b) under the Securities Exchange Act of 1934.

Yes           [      ]                                       No [X]

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

SIGNATURE

         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

NATIONAL GRID GROUP plc
s/David C. Forward
By:_________________________
Name: David C Forward
Title: Assistant Secretary

Date: September 3, 2002

ANNEX 1 - Summary

FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a – 16 or 15d – 16 of

The Securities Exchange Act of 1934

Announcements sent to the London Stock Exchange

for August 2002

National Grid Group plc
15 Marylebone Road
London
NW1 5JD
United Kingdom

Recent Announcements to The London Stock Exchange

DATE            DETAILS

30.8.02           Directors' Share Interests - R P Sergel and W E Davis

23.8.02           Executive Directors' share interests (further operation of Quest).

20.8.02           Director's Share Interests - R J Urwin

20.8.02           NGG's Executive Directors' share interests (further operation of ESOP)

13.8.02           Notification of Baclays plc interest at 3.01%

13.8.02           Notificatio of Capital Group's interest increased to 9.06%.

5.8.02              Blocklisting six-monthly return

ANNEX 2 - Copy Announcements as sent

FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a – 16 or 15d – 16 of

The Securities Exchange Act of 1934

Announcements sent to the London Stock Exchange

for August 2002

National Grid Group plc
15 Marylebone Road
London
NW1 5JD
United Kingdom

National Grid Group plc ('National Grid')

5 August 2002
-----------------------------------------------------
Block Listing Six Monthly Return
----------------------------------------------------
NB: References are to NGG Ordinary shares of 10p.

============================================================= ===========================================================
1. Name of Company                                            National Grid Group plc
============================================================= ===========================================================
============================================================= ===========================================================
2. Name of Schemes                                            National Grid Employee Shareschemes
============================================================= ===========================================================
============================================================= ===========================================================
3. Period                                                     1 February 2002 to 31 July 2002.
============================================================= ===========================================================
============================================================= ===========================================================
4. Shares not issued at end of last period:                   - Initial Blocklisting- 8,000,000 (This is the first
                                                              report since listing of NGG 10p ordinary shares)
============================================================= ===========================================================
============================================================= ===========================================================
5. Shares issued/allotted during period:                      456,240
============================================================= ===========================================================
============================================================= ===========================================================
6. Balance not yet issued/allotted at end of period:          7,543,760
============================================================= ===========================================================
============================================================= ===========================================================
7. No. of shares originally listed and date of admission:     1,776,636,707 (Post Niagara Mohawk acquisition- scheme of
                                                              arrangement. 10p ordinary shares).
============================================================= ===========================================================

Total number of shares in issue at end of the period: 1,777,100,595
--------------------------------------------------
Contact: D C Forward, Assistant Secretary Tel: 0207 312 5860
--------------------------------------------------

National Grid Group plc ('National Grid')
5 August 2002
-----------------------------------------------------
Block Listing Six Monthly Return
----------------------------------------------------
============================================================= ===========================================================
1. Name of company                                            National Grid Group plc
============================================================= ===========================================================
============================================================= ===========================================================
2. Name of Scheme                                             The National Grid Company plc -
                                                              4.25 per cent Exchangeable Bonds 2008.
============================================================= ===========================================================
============================================================= ===========================================================
3. Period                                                     February 2002 to 31 July 2002.
============================================================= ===========================================================
============================================================= ===========================================================
4. Shares not issued at end of last period:                   - Initial Blocklisting- 250,000 (This is the first report
                                                              since listing of NGG 10p ordinary shares)
============================================================= ===========================================================
============================================================= ===========================================================
5. Shares issued/allotted during period                       7,648
============================================================= ===========================================================
============================================================= ===========================================================
6. Balance not yet issued/allotted at end of period           242,352
============================================================= ===========================================================
============================================================= ===========================================================
7. No. of shares originally listed and date of admission:     1,776,636,707 (Post Niagara Mohawk acquisition - scheme
                                                              of arrangement: 10p ordinary shares).
============================================================= ===========================================================

Total number of shares in issue at end of the period:         1,777,100,595
--------------------------------------------------
Contact: D C Forward,Assistant Secretary
Tel: 0207 312 5860
--------------------------------------------------

National Grid Group plc (‘National Grid’)

13 August 2002

Notification of Interest in National Grid Ordinary Shares,
Pursuant to Sections 198 to 208 of The Companies Act 1985
----------------------------------------------------------

National Grid today received a notification from Barclays PLC, that it had an interest in a total of 53,410,061
NGG ordinary shares (3.01%) as at 9 August 2002.

National Grid Group plc ('National Grid')
13 August 2002

Notification of Interest in National Grid Ordinary Shares, Pursuant to Section 198 of The Companies Act 1985
----------------------------------------------------------
National Grid today received a further notification from The Capital Group Companies, Inc., that its notifiable interest increased to 9.06% (161,055,935 shares) as of 31 July 2002 (previously notified at 8.1% as of 21
February 2002).

National Grid Group plc (National Grid)
20 August 2002
------------------------------------------------------------------------------
National Grid 1996 EMPLOYEE BENEFIT TRUST (ESOP)
(Notification Of Directors' Interests, Pursuant to Section 324(2) of the Companies Act 1985)
------------------------------------------------------------------------------

National Grid yesterday received a further notification from the ESOP Trustee; that certain Executive Directors of National Grid (E M Astle, S J Box, S J Holliday, R P Sergel and R J Urwin) ceased to be technically interested in
9,732 NGG Ordinary shares on 13 August 2002, by virtue of the Trustee having transferred the shares to participants.

(Note: For Companies Act purposes, these Executive Directors of National Grid are deemed to have a technical interest in all the shares held by National Grid's ESOP, together with all participating employees. The interest ceases when shares are transferred to participants by the exercise of executive share options or under another employees' share scheme.)

Contact: D C Forward, Assistant Secretary (020 7312 5860)

National Grid Group plc (National Grid)
20 August 2002
------------------------------------------------------------------------------
 (Notification Of Directors' Interests, Pursuant to Section 324(2) of the Companies Act 1985)
------------------------------------------------------------------------------
Yesterday, Dr R J Urwin became aware of having an interest in a further 412 shares, taking his total interest to 836,369 shares.

National Grid Group plc (National Grid)
23 August 2002

QUALIFYING EMPLOYEE SHARE OWNERSHIP TRUST (Quest)
(Notification Of Directors' Interests pursuant to Section 324(2)
of The Companies Act 1985)
----------------------------------------------------------------
Yesterday, each of the following Executive Directors of National Grid; E M Astle,
S J Box, S J Holliday, R P Sergel and R J Urwin, technically ceased to be interested in 1,585,843 NGG Ordinary shares, by virtue of the Quest transferring the shares to some 650 employees.

Today, those directors ceased to be interested in a further 11,628 shares by virtue of the Quest transferring shares to employees.

(Note: For Companies Act purposes, those Executive Directors of National Grid are deemed to have a technical interest in the shares held in National Grid's Quest, together with all participating employees. The interest ceases when shares are transferred to participants who exercise their Sharesave scheme options.)

Contact: D C Forward, Assistant Secretary (0207 312 5860).

National Grid Group plc (National Grid)
30 August 2002
Notification of Directors' Interests
-----------------------------------------------------------------------------------------------
The Trustee of the National Grid USA Incentive Thrift Plan has today notified National Grid that:
Mr R P Sergel's interest in NGG shares was increased by the following dividend payment under the National Grid
USA Incentive Thrift Plan:
11.98 Ordinary Share ADRs on 27 August 2002 at $35.96 per ADR;

and further, that Mr W E Davis's interest in NGG shares was increased by the following dividend payment under the
National Grid USA Incentive Thrift Plan:
46.99 Ordinary Share ADRs on 27 August 2002 at $35.96 per ADR.